November 17, 2005

      Mail Stop 4561

Peter C. Minshall
Chief Executive Officer
Asset Capital Corporation, Inc.
7315 Wisconsin Avenue, Suite 205 East
Bethesda, MD 20814

Re:	Asset Capital Corporation, Inc.
	Registration Statement on Form S-11
      Filed October 18, 2005
      Registration No. 333-129087

Dear Mr. Minshall:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-11

General
1. Please provide us with your analysis with respect to the potential for integration of the shares issued in exchange for property pursuant to the contribution agreement entered into shortly before the filing of the registered public offering. It appears from disclosure on page 12 and throughout your prospectus that some of the contribution agreements are pending approval from lenders to complete the transfer of properties and shares. Please confirm that each of these transactions was completed prior to the filing of the registration statement or, alternatively, explain why you believe that the recipients of the securities issued or to be issued in each transaction was irrevocably bound to acquire those securities. Finally, please file the contribution agreements with your next amendment, if possible, so that we have an opportunity to review them.
2. Please advise us as the exemption(s) form registration you intend to rely upon in connection with the issuance of shares pursuant to your formation transactions. In your response, please provide us with sufficient facts to support your claims.
3. Confirm that you will not circulate a preliminary prospectus until such time as you include an estimated price range and fill in blanks throughout the filing. We may have further comments when your filing includes complete disclosure.
4. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.
5. Throughout the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information was prepared for the company in connection with the registration statement, please file a consent from the provider for the use of its name and the information attributed to it.

Cover Page
6. Please revise your cover page to remove all information except what is required by Item 501(b) of Regulation S-K and other information key to an investment decision.

Summary
7. You have included a significant number of statements that constitute "puffing." The basis for comparative factual assertions and for management`s belief in qualitative statements must be clear from the text of the registration statement or be provided to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation:

* "We expect to achieve higher operating cash flows and enhanced asset values from these types of properties through aggressive leasing, reductions in operating expenses and improved operations."
(page 1)
* "may be achieved from hands-on, proactive management." (page 2)
* "Based on our experience, we believe that these types of properties can increase significantly in value when our disciplined and professional property and asset management programs are applied." (page 1)

Overview
8. We note your reference to real estate management strategies and prior investment experience throughout this section. Please disclose whether the members of management have any experience managing public real estate operating companies or REITs.
9. Please clarify, if true, that your organizational documents do not limit you from purchasing properties in your target market and that you may make investments outside of the Washington, DC area.
10. We note your reference to providing growth to stockholders through growth in "net asset value per share." Please revise to indicate how and how often you intend to measure NAV per share and why you believe that this measurement is more meaningful to investors than earnings per share.
11. We refer to the third paragraph under this heading. Please clarify how your management has estimated the value of the properties in your target market and how they concluded that that the properties were undervalued. In connection with this, please clarify how you are able to determine that properties are undervalued as a result of ineffective management and passive ownership.
12. Please provide us with a record that supports your statement that the founders of your predecessor have substantial experience in adding value to underperforming real estate. Please also clearly identify the founders in the summary and disclose their current roles at Asset Capital Corporation, Inc.
13. Please identify the executive officers who are members of your investment committee and briefly describe the criteria and procedure used by the investment committee in approving your real estate investments.

Competitive Strengths, page 3
14. Please avoid repetitive disclosure in the summary. We note the information concerning the experience of your founders is also disclosed in the first full paragraph on page 2 and information relating to your founders` network and industry contacts is also disclosed on page 2. Please also review your disclosure under the heading, "Our Strategy" to remove repetitive disclosure.

15. In the first bullet point, please expand to disclose how you value $2.5 billion in properties previously managed by your founders.
Specifically, please disclose the measurement used in making the determination.

Summary Risk Factors, page 4
16. Please conform the Summary Risk Factor section to changes made in response to our comments to the Risk Factor section.
17. Please revise your summary risk factors as follows:
a. Add a summary risk factor relating to your planned use of leverage, including that there are no limits on the amount of indebtedness that you may incur.
b. Eighth bullet point - expand to discuss more specifically the risks associated with structured finance investments, including the effect of rising or falling interest rates.
c. Tenth bullet point - revise to describe risks specific to mezzanine lenders.
d. Eleventh bullet point- expand to disclose a shareholder`s exposure to double taxation on any dividends paid.
e. Last bullet point - expand to describe more specifically how the ownership interest of your founders and officers pose conflicts of interest risks, for example, by disclosing the percentage of stock owned by your founders and/or affiliates in Asset Capital Corporation after the offering, identifying those parties.

Our Market, beginning on page 5
18. Your disclosure under this heading is too detailed for the summary section. This level of detail is more appropriate for the Business section of the prospectus.
19. Please tell us how you determined that the vacancy rate and gross rental rates for the DC area as compared to the U.S. national averages here and in your business section on page 74 are an appropriate measure for the increased income potential in a major metropolitan area such as Washington, D.C. It appears that a more appropriate measure might be limited to figures for similar major metropolitan real estate markets and would exclude rural parts of the
United States.
20. We note that your current portfolio of properties, including acquisitions under contract, includes two properties located in Hampton, VA, one property located in Charlottesville, VA, one property in Timonium, MD and one property located in Frederick, MD, all of which appear to lie outside of Washington, D.C. and its surrounding suburbs. The net rentable square feet represented by these properties is a significant portion of your current portfolio.
In light of this, please advise us as to how you determined that "a substantial majority" of your investments are located in Washington,
D.C. and its immediate surrounding locales as disclosed on page 5. In addition, to the extent you intend to discuss the forecast for Washington, D.C. you should also discuss the forecasts for the other areas that are part of your target market. Finally, please briefly describe the geographic breadth of the "greater metropolitan Washington, D.C. area" underlying the statistics included in this section.
21. In connection with the above comment, we note form page 74 that vacancy rates for Washington, DC are significantly lower than in the surrounding areas and that you do not own any properties within Washington, DC. In addition, estimated completions within DC versus the surrounding areas is anticipated to be significantly higher. Please balance your disclosure of the vacancy rates and supply factors to highlight these distinctions.

Our Properties and Structured Real Estate Investment, page 7 Properties and Structured Real Estate Investment Under Contract, page
8
22. We refer to footnote 6 to the table on page 7 and footnote 4 to the table on page 8. Please revise the last column for each of these properties to reflect the distributions payable to you, rather than the annualized base rent since the former number is more meaningful to investors. Please also revise other disclosure related to your real estate acquisition figures to reflect this change.
Similarly,
since you do not or will not own these properties outright, please revise the total to remove the "Total/Weighted Average" row which serves to inflate the net rentable square feet and occupancy rates for your properties. This comment also applies to your disclosure in the MD&A and Business sections.
23. Briefly disclose the conditions precedent to closing on the properties under contract.

Investment Pipeline, page 8
24. Please disclose that the funds you will receive pursuant to this offering will not be sufficient to acquire all of the properties included under this heading.
25. Please tell us how you have evaluated the probability of the acquisitions described here for determining whether financial statements are required under Rule 3-14 of Regulation S-X. Refer to
FRC 506.02(c)(ii).

Our Formation Transactions, page 12
26. Please identify here the founders of the company and disclose their current roles in the operation of your business.
27. Please expand your disclosure to explain how you determined the per share amounts in your formation transactions.


Conflicts of Interest, page 12
28. Please expand to disclose the ownership interest of the executive officers in the properties you have acquired or are under contract, identifying the related parties. In addition, please quantify the economic benefits to be received by those officers upon closing the transactions.
29. In addition, please expand to include disclosure of the conflicts described in the risk factor on page 29 relating to conflicting duties of care owed by your executive officers to both you and the limited partners of your operating partnership.

Dividend Policy, page 13
30. Please clarify our understanding that your intention of retaining capital to originate new investments, service your debt, and make additional investments in your properties and pay operating expenses supersedes your intention to pay dividends.

Risk Factors
31. We refer to the introductory paragraph on page 18 where you indicate that you may face other risks or uncertainties currently unknown to you or that you currently deem to be immaterial which may adversely affect your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure.

Risks Related to our Business, Page 18

We did not obtain current appraisals on the initial
properties...page
18
32. Please identify the executive officers who had preexisting ownership interest in the properties mentioned here and disclose the economic benefits gained by them in the formation transactions.

33. Please disclose the formula or criteria used by management in determining the value of the properties.

If we are unable to complete acquisitions we have under contract...page 19
34. Please expand to clarify the nature of the "structure and title resolution" closing conditions you refer to here.


We may not complete the acquisitions of our properties...page 19
35. When known, please quantify the amount of uncommitted funds referenced here.

Our investment in structured real estate finance
instruments...page
20
36. Please disclose the percentage of assets you are authorized to allocate toward investments in structured finance instruments as determined under your organizational documents so that investors can better evaluate the impact on your business from these types of investments. Alternatively, please disclose the portion of your assets you intend to allocate to these types of investments.
37. Please expand to discuss risks associated with fluctuation in interest rates, and other risks related decreases in the value of the underlying property acquired as recourse on defaulted loans. In appropriate risk factor, please provide similar disclosure relating to the impact of interest rates on your properties in general.

We may be unable to renew expiring leases, lease vacant space or re-lease space on a timely basis or on comparable or better terms, which could significantly decrease our cash flow, page 21
38. Instead of presenting lease expirations during the following three months, please disclose the portion of lease expirations during the 12 months following the completion of this offering.

Three of our properties were previously owned by Care First...page
23
39. Expand to disclose the termination dates for the original leases with Care First, including the expiration date of the one year free rent provision. Please also clarify how the terms of the original lease going forward (beyond the 1 year free rent period) may impact your business. For example, we note disclosure on page 87 indicating that monthly lease payments are below the rental market averages for comparable properties in the area.
40. Expand to discuss the risk of failing to increase the current low occupancy rate for the facilities as described on page 88.
41. Please disclose the portion of your revenues comprised by the leases described under this heading and expand your disclosure to briefly describe the "favorable termination rights" that the tenants have.

We compete with other parties for tenants...page 23
42. Please expand to describe the competitive conditions for your target market specifically.

We may be subject to further risks with respect to
development...page
25
43. Please expand to more fully describe the risks associated with development and construction of properties, such as the impact of construction delays on costs and tenant rights, the risk of failing to obtain zoning clearance on a project, the risk of making inaccurate projections for rental income, expenses, and fair market value of the real estate when agreeing upon a price prior to completion of a project. In this regard, you should relocate the risk factor titled "[w]e may not receive the approvals necessary to develop..." on page 27 so that the text of that risk factor appears under this heading.
44. As a related matter, please disclose the percentage of funds you intend to allocate toward the development of properties.

We may be unable to borrow funds...page 26
45. Expand to disclose the amount of leverage authorized under your charter.

We may make errors in analyzing the credit data of certain of our current or prospective tenants, page 27
46. Please disclose the portion of your revenues derived from tenants that do not have publicly available credit ratings and the portion derived from tenants whose credit rating is below investment grade.

In the event we are unable to pay dividends...page 27
47. Please also expand to disclose that your exposure to corporate tax will reduce funds that would otherwise be available to pay dividends.

We may be unable to satisfactorily complete...page 28
48. It is unclear why you believe you will be exposed to risk related to your obligations under Section 404 given that you are still in the process of establishing internal controls. Please delete the references or advise us further as to how you may fail to comply with
Section 404 specifically.

We obtained limited representations and warranties...page 29
49. Please expand to briefly describe how the representations and warranties in the contribution agreements differ from what you would negotiate in an arm`s length acquisition transaction so that investors can better evaluate the impact of the risk.


Our executive officers...page 30
50. Please expand to quantify the amount of the severance packages mentioned here.

Risks Related to the Rea Estate Industry, beginning on page 33
51. The bullet point risk factors listed under this heading appear to repeat disclosure contained elsewhere in your risk factor section. Please revise to delete risks that are already more fully described in under separate risk factor headings.

Market Data, page 40
52. Please be aware that you are responsible for all information contained in your prospectus, regardless of the source. Please revise to remove the disclaimer regarding the accuracy of such data.

Use of Proceeds, page 45
53. Provide an estimated time line for use of the uncommitted funds from the offering.
54. Please expand to disclose any amount of proceeds you intend to use for fees and/or costs related to the offering, if applicable.

Selling Stockholders, page 46
55. Please clarify whether the selling stockholder component of this offering will be underwritten or whether selling stockholders will be able to resell their shares continuously. In this regard we note your statement that selling stockholders may, "from time to time," offer and sell their shares using this prospectus. Please revise or advise.

Unaudited Pro Forma Financial Information, page 50
56. We note from your disclosures in the filings that certain property management and engineering services agreements were assigned to you on June 30, 2005. Please explain to us how you determined that these agreements represent a business as defined in EITF 98-3 and Rule 11-01(d) of Regulation S-X. If these agreements do not represent a business, please provide your basis for accounting for the contribution as reorganization of entities under common control.
Please make the same consideration as it relates to your historical financial statements.
57. Please further explain to us your basis for determining that each of the entities contributed by your founders is a reorganization of entities under common control. With respect to each entity, partnership, and property, please summarize for us the direct and indirect ownership structure (including ownership interests) for each period in which you plan to retroactively restate your financial statements to reflect the contribution, explain the rights of each owner, identify the controlling person or group, and explain the basis for control. Refer to EITF 02-5 for clarification of the common control criteria.
58. Please advise us how you determined that each contributed property qualifies as a reorganization of entities under common control on the date of the contribution. We understand that as of June 30, 2005 you had not completed the contribution of these interests and your founders, in the aggregate, owned less than 10% of your common stock.
59. We note that you have not completed the purchase price allocation for both contributed properties and properties acquired from third parties. Please revise to perform a preliminary allocation and adjust your pro forma balance sheet and income statement, accordingly. You may highlight the uncertainties related to any amounts that may change and the related impact on your pro forma financial information. Refer to the Instructions to Rule 11-02 of Regulation S-X.
60. Please advise us why you have not reflected the effects of the LTIP units outstanding in the pro forma balance sheet. In addition, please explain how you intend on accounting for these units in your historical financial statements.
Notes to Unaudited Pro Forma Condensed Balance Sheet

Note (5), page 52
61. Please provide a summary table that clearly shows for each of the contributed properties, the ownership interest of the controlling and non-controlling members, the purchase price, including the value assigned to non-cash portions, and the allocation of the purchase price to assets and liabilities, including adjustments to fair value with respect to the acquisition from non-controlling members, and identifiable intangible assets.

Note (6), page 52
62. Please revise your pro forma condensed balance sheet to present separate columns for those properties that have been acquired as of the date of the prospectus and those acquisitions that are considered probable.

Notes to Unaudited Pro Forma Condensed Statements of Operations

Note (5), page 57
63. We note that you have only included $181 and $358 of interest expense for the six months ended June 30, 2005 and the year ended December 31, 2004 related to Pinewood Plaza. Please tell us where you have recorded the pro forma adjustments reflecting debt assumed in connection with the other acquisitions described in this note.

Note (6), page 57
64. Based upon your disclosure on page F-5, this adjustment
appears
to only reflect the impact of restricted shares issued. Please tell
how you have considered the impact of salaries disclosed on page
118
and LTIP units issued or to be issued in your pro forma adjustment.
Please revise your disclosure accordingly.

Notes (4), (6) and (9), page 57
65. Pro forma financial statements that reflect a reorganization of entities under common control generally will be the same as the registrant`s actual financial statements after the transaction is consummated. If other transactions requiring pro forma presentation have occurred which affect any of the combining entities, please present those transactions in a separate column following the pro forma reorganization, for the most recent fiscal year and interim period only.

Management Discussion and Analysis, page 59

Overview
66. Please expand the Overview section to clearly identify the parties involved in the formation transactions. For example, name the managing member of the limited liability companies and the individuals or entities you refer to as the "founders" of your business.

Results of Operations, page 63
67. Where you discuss your "fee income" please revise to indicate whether these are property management fees or whether they include other fees as well. In addition, please disclose the percentage of fees generated from related parties.

Liquidity

Short-Term Liquidity Requirements, page 66
68. Please disclose any commitments for capital expenditures such as those described on page 87 and quantify the sources of funds for those expenditures. Refer to Item 303(a)(2)(i) of Regulation S-K.

69. Please identify the lender in connection with the floating rate loan disclosed on page 67.
70. Disclose the amount you are seeking to obtain from the credit facilities mentioned in this section and advise us as to whether you believe you will have a commitment for a credit facility prior to the effectiveness of this registration statement.

Contractual Obligations, Page 68
71. Please tell us why you have excluded contracts to purchase the properties you have agreed to purchase as part of your formation transactions.
72. Please tell us what consideration you gave to presenting the table of contractual obligations on a pro forma basis, reflecting the application of proceeds from this offering and the completion of the formation transactions.

Our Business and Properties, beginning on page 70
73. In the section entitled, "Our Market," please expand your discussion to include disclosure about your entire target market, not just Washington, DC. In this regard, we note that you own properties in Southern Virginia as well as outside of Baltimore, MD. In addition, to the extent you are able to provide expanded disclosure of the three sub-markets that comprise the greater metropolitan Washington, DC area, we believe this disclosure would be meaningful to investors. Specifically, please discuss whether the "gross rental rate per square foot" figures on pages 74-75 are comparable in Northern Virginia and Suburban Maryland to the Washington, DC figures. Since you do not own any properties within Washington, DC we believe it is appropriate to provide comparable data regarding the surrounding areas. Finally, please disclose that none of your properties experienced gross rental rates per square foot anywhere close to what is presented on page 74.
74. So that the material terms of the formation transactions are transparent to readers, please provide here or elsewhere in the filing, a summary table that identifies each initial property and the total consideration to be issued in exchange for the property including cash, common stock or partnership units, and assumption of debt.



NCREIF Return Index, page 77
75. Please tell us the basis for your belief that the NCREIF statistics are an appropriate measure for performance of real estate investments as it compares to your corporation specifically. For example, tell us specifically how the type of real estate investments, objectives, and strategies of Asset Capital Corporation compare with those of the entities tracked by the NCREIF index. Also, if you intend to include the NCREIF statistics, please expand to include a complete picture of performance of the index rather than disclosing the results for only one particular year.

Impact of Base Realignment and Closure, page 77
76. Please disclose the basis for your conclusions regarding the impact of BRAC on the rents and real estate values in the D.C.
market. Also, please update your disclosure with respect to whether
Congress has accepted or rejected the list.

Our Competitive Strengths, beginning on page 81
77. Please provide more balanced disclosure by discussing the competitive weaknesses of your business, including, by way of example, your susceptibility to fluctuations in the economic condition of one geographic area, your founder`s lack of experience in managing a public real estate operating company, and the double taxation on shareholders who receive dividends.

Organizing our company as a taxable corporation rather than a REIT, page 81
78. It is unclear, as suggested by the final bullet point under this heading, how the ability to issue operating partnership units in exchange for property is an advantage exclusive to your company structure and not available to REITs.

Our History, page 82
79. We note that you issued 230,099 shares of common stock to certain executive officers, directors and employees upon formation for nominal consideration. Please reconcile the number of shares disclosed here with your disclosure on pages 125 and F-8.
80. Please disclose the measure used in valuing the assets managed by your founders at a total of $220 million since 1995. In addition, please expand this to provide more disclosure regarding, for example, the number of properties acquired and sold by Asset Capital Corporation LLC.
81. Please identify the "entities" that own the properties you will acquire pursuant to the contribution agreements. In addition, please expand to describe the structure of those entities and disclose who owns the registrant shares paid as consideration for the assets.
82. Please expand to disclose why shares were redeemed from Minshall,
Fernau, and LeBlanc in July 2005.



Our Properties and Structured Real Estate Investment, page 84
83. Please advise us why you are unable to present historical results of the lease payments made by tenants in a number of your properties.
In addition, please clarify why you believe that annualizing June 2005 monthly rents is an appropriate measure of the rental payments received.
84. Related to footnote (5), please briefly explain how distributions are calculated and whether the annual amount disclosed represents a guaranteed amount or a maximum amount. Please provide similar disclosure as it relates to Twelve Oaks.

Tenants, page 108
85. Please clarify how you have determine the percentage of your initial portfolio`s pro rata annualized base rent for tenants in your structured real estate investments. We note that, in connection with these investments, you receive a set amount of distribution payments rather than rents from the tenant. In addition, please tell us why you believe it is appropriate to include the entire total leased square feet figures for your structured real estate investments in light of the fact that you do not own these properties outright.
86. Please revise your disclosure here and on page 109 to segregate properties which you control and consolidate in your financial statements from unconsolidated properties that you account for under the equity method of accounting. Please make conforming revisions throughout the filing where applicable.

Certain Relationships and Related Transactions, page 124

Properties and Structured Real Estate Investments, page 124
87. Please identify the executive officers who own interests in the properties under contract, identifying those properties and quantifying their interests.


Principal Stockholders, page 131
88. The table should include all shares which the directors or executive officers will beneficially own within 60 days. Please revise the table to include the shares referenced in footnote 3, or tell us why those shares should not be included.

Underwriting, page 150
89. We note your disclosure on page 151 that an unspecified number of shares have been reserved for sale to directors, officers, or employees, business associates or persons "who are otherwise associated with you." Please revise to further describe the persons who are otherwise associated with you that may participate in the directed share program. Further, please revise the cover page to disclose the number of shares reserved, and the summary to describe the directed share program. Please also provide us with copies of all materials to be used in connection with the directed share program. We may have further comment.
90. We note your discussion regarding the marketing of this offering online on page 153. Please confirm that the procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division`s Office of Chief Counsel, and that the procedures have not changed since such clearance.
91. Tell us whether you any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement.
Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response.

Index to Financial Statements, page F-1
92. Please revise to include financial statements required by Rule
3-
14 of Regulation S-X for Pidgeon Hill II for the full year and most recent period preceding the acquisition.

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-2
93. Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58. Please also make conforming revisions of the audit reports on page F-12, F-26, F-30, F-34 and F-38.

(2) Significant Accounting Policies, page F-7
94. Please disclose your consolidation policy to include all criteria you plan to use to consolidate entities in your financial statements and the criteria you use to account for investments using the equity method of accounting. In this regard, please tell us how you plan to account for your investment in Twelve Oaks Investment, LLC and Plaza
270. In your response, please provide us with the facts and circumstances and cite the relevant accounting literature that supports your accounting.





Earnings per Share, page F-8
95. We note your disclosure that diluted earnings per share includes the effect of outstanding LTIP units; however the weighted average shares for basic and diluted purposes appear to be the same.
Please
advise us or revise.

(4) Stockholders` Equity, page F-8
96. Please explain the difference between the number of shares issued
in the Private     Placement that you disclose here compared to
the
amount disclosed in the Statements of Stockholders` Equity on page
F-
5.

(5) Deferred Compensation, page F-8
97. Please advise us why you have not recorded any compensation expense during the three months ended June 30, 2005 for the restricted shares that were issued on March 30, 2005.

Assets Controlled By Our Founders
Financial Statements and Notes

(2) Significant Accounting Policies, page F-17

Principles of Combination, page F-17
98. Please revise your disclosure to explain your basis for presenting combined financial statements under paragraph 22 of ARB
51. Please identify the common control group that you refer to in your disclosure and how you determined there is common control under
EITF 02-5.

(3) Investment in Uncombined Entity, page F-20
99. Please advise us how you calculated the income allocated to the
Company disclosed on page F-20. Please provide your basis for that calculation citing any relevant accounting literature.

Executive Tower
Financial Statements and Notes

(2) Summary of Significant Accounting Policies, page F-28
100. We note that you have adjusted the historical financial statement for certain items. Other than excluding certain non-comparable items described in Rule 3-14(a)(1) of Regulation S-X, we do not understand the basis for your other adjustments. Please explain your basis for these adjustments and how your statements of revenue and certain expenses comply with the requirements of Rule 3-
14 in light of these adjustments. Please also consider this comment as it relates to the other statements of revenue and certain expenses included in the filing.

(3) Rental Income, page F-29
101. Please reconcile the difference in future minimum rentals disclosed here with the lease terms of the major tenants disclosed on page 94.  The minimum rental income disclosure is more in line with
the annualized rental income of expiring leases disclosed on page
94
rather than future minimum rental income. Please also reconcile the discrepancy in future minimum rental income disclosed for Maryland Medical Office Portfolio and Pinewood Plaza on pages F-33 and F-37, respectively, with the amounts reported in the description of each respective property.
102. We read the disclosure in footnote (1) to the summary table. Please revise the disclosure to further explain how monthly base rent for December 2004 is used to determine minimum monthly rental income for each of the next five years and thereafter. Please also revise the disclosure for Maryland Medical Office Portfolio and Pinewood Plaza on pages F-33 and F-37, respectively. Please explain to us how this calculation meets the requirements of paragraph 23(b) of SFAS 13.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Josh Forgione at 202-551-3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3404 or me at 202-551-3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Greg Cope, Esq.
	Hunton & Williams LLP





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Peter C. Minshall
Asset Capital Corporation, Inc.
November 17, 2005
Page 18